SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 10, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Shelf Offering Report - Partner Communications Company Ltd.

December 10, 2017

Partner Communications Company Ltd.
(hereinafter: “the Company” or “Partner”)

Shelf Offering Memorandum

Pursuant to the Company’s shelf prospectus of June 3, 2015 (hereinafter: “the Shelf Prospectus” or “the Prospectus”), the validity of which was extended until June 2, 2018, as reported by the Company on May 22, 2017 (reference no.: 2015-02-038100 and 2017-02-042673, respectively), and pursuant to the provisions of the Israel Securities Regulations (Shelf Offering of Securities), 5766 – 2005 (hereinafter: “Shelf Offering Regulations”), the Company is pleased to publish herewith a shelf offering memorandum for the issue and listing of the Offered Securities, as defined hereunder (hereinafter: “the Shelf Offering Memorandum” or “the Offering Memorandum” or “the Memorandum”) for trading on the Tel-Aviv Stock Exchange Ltd. (hereinafter: “the TASE”):

American Depositary Shares (hereinafter: “ADS”) of the Company (with each ADS representing one share of the Company) are listed for trading on the NASDAQ Capital Market under the ticker “PTNR.” Additionally, shares of the Company are listed for trading on the  TASE under the ticker “Partner,” and four series of debentures of the Company are listed for trading on the TASE under the symbol "Partner K3," "Partner K4," "Partner K5" and "Partner K6" pursuant to a listing document by virtue of the provisions regarding dual listing in Chapter E.3. of the Israel Securities Law, 5728 – 1968 (hereinafter: “Securities Law”) and the regulations instituted by virtue thereof. The Company’s current reports are in accordance with the law in the United States and are in English, and are in accordance with the dual listing rules prescribed in Chapter E.3. of the Securities Law and the regulations instituted by virtue thereof. The Company shall also continue to report according to the dual listing rules subsequent to the issuance pursuant to This Shelf Offering Memorandum.

As set forth in section 1.3.4 of the Shelf Prospectus, the Company undertook that, as of the date of issuance of its debentures to the public, solely in Israel, the Company shall be subject to reporting obligations in accordance with the hybrid disclosure model, as defined in the Shelf Prospectus. Therefore, this model applies as of the date of issuance of the Debentures (Series F) to the public. According to the model, the Company is required to examine the existence of "warning signs" as defined in the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970, and, to the extent that there are warning signs, it must provide disclosure as specified in section 1.3.7 of the Shelf Prospectus.1

The Memorandum includes supplementary information (either in the Memorandum or by way of referral) about material developments in the Company since the date of the Shelf Prospectus, and additional information that is required pursuant to the United States Securities Act of 1933, as amended from time to time (hereinafter: “Securities Act”) and the rules and regulations of the United States Securities and Exchange Commission that would have applied, had the offering of securities as stated been registered under the Securities Act using the Form F-3 registration statement, including updated financial information based on the rules and requirements of the United States Securities and Exchange Commission in Item 8 of Form 20-F, and this, in addition to the details required pursuant to the Shelf Offering Regulations. In accordance with the opinion that the Company received from a US law firm (hereinafter: "the US Lawyer"), the Memorandum complies with the requirements of Form F-3 that would be relevant to the Company pertaining to the registration of the offered securities under the Securities Act, if the Company were to offer the offered securities according to a registration statement pursuant to the Securities Act, apart from the sections of the Offering Memorandum that are in Hebrew, and apart from the fact that particular clauses and appendices would have been included in Form F-3 that are not included in the Offering Memorandum and that are technical in nature and are immaterial to the matter of offering securities to the public in Israel.

1 In accordance with the position of the Securities Authority published on July 9, 2017, in the event that such warning signs exist, the Company shall file an immediate report entitled "Commencement of reports according to the Hybrid Disclosure Model," which concerns notification of a change in the reporting regime as detailed in section 1.3.7 of the Shelf Prospectus.

The offering of the offered securities by the Company within the scope of this Shelf Offering Memorandum (hereinafter: “the Offered Securities”) shall be done solely in Israel and shall not be done in the United States and/or to US Persons, as this term is defined in Regulation S under the Securities Act, as amended from time to time (hereinafter: “Regulation S”), and this, according to the conditions of the exemption from the listing requirements pursuant to Category 1 of Regulation S.

The Offered Securities may be resold in reliance on Rule 904 of Regulation S, whereby, the Offered Securities may be resold on the TASE by any person (excluding resales by the Company, a distributor, or related party to any of them (except an officer who is a 'related party' solely by virtue of holding such office), or any person acting on behalf of any of them), without imposing any blocking period or other restriction, provided that: (1) the offering is not made to a person in the United States; (2) the seller and anyone acting on its behalf did not know that the transaction has been organized in advance with a purchaser in the United States; and (3) No Directed Selling Efforts, as this term is defined in Regulation S, shall be done in the United States by the seller, related party or by any person acting on its behalf.

The Company has provided the TASE with an opinion of the US Lawyer according to which, based on the assumptions, reservations and limitations in the opinion, the offering in accordance with the Shelf Offering Memorandum is exempt from the registration requirements of the Securities Act and that, in accordance with Regulation S, the securities being offered according to This Offering Memorandum shall be eligible for  resale on the TASE by any person (except as and subject to that detailed above).

Any purchaser of the Offered Securities pursuant to the Memorandum shall be deemed as a party who declared: (i) that it is not located in the United States and that it is not a US Person; (ii) that it is not purchasing the Offered Securities for or on behalf of a US Person or any person located in the United States; (iii) that it was not staying in the United States when it submitted an application to purchase or when it purchased the Offered Securities; and (iv) that it is not purchasing the Offered Securities with an intention to carry out a “distribution” of the said Securities in the United States (as this term is defined in the US securities laws).

Pursuant to that stated above, the “Distributors” (as this term is defined in footnote 11 of section 13.1 of the Memorandum) have undertaken that they shall offer the Offered Securities solely in Israel and only parties that are not a US Person and that they did not and shall not perform any action or publish any advertisement in the United States pertaining to the promotion of the sale of the Offered Securities.

Solely the laws of the State of Israel shall apply to This Memorandum and no other laws whatsoever shall apply; solely the competent courts in Israel and they alone shall have sole jurisdiction in relation to any matter pertaining to the said matters; and the offerees, by consenting to purchase the Offered Securities, are accepting this sole jurisdiction and this choice of law.

The Shelf Prospectus and the Shelf Offering Memorandum were not filed with the United States Securities and Exchange Commission. The Offered Securities shall not be registered under the Securities Act in the United States, and any person purchasing Securities pursuant to this Shelf Offering Memorandum shall be allowed to offer, sell, pledge or transfer the said Securities in any other way solely: (i) pursuant to Regulation S; (ii) pursuant to a registration statement filed under the Securities Act; or (iii) pursuant to an exemption from the registration requirements of the Securities Act. The Company is not undertaking to register the Securities for offer or sale in the United States under the Securities Act.

A decision to purchase the Offered Securities should be reached solely relying on the information contained (including by way of referral) in the Shelf Prospectus and in the Shelf Offering Memorandum. The Company did not allow any person or other body to furnish information that differs from that specified in the Shelf Prospectus or in This Memorandum. The Shelf Prospectus and This Memorandum do not constitute an offering of Securities in any other country apart from in the State of Israel.

The terms used in This Shelf Offering Memorandum shall have the definitions ascribed to them in the Shelf Prospectus, unless otherwise stated.

1.	The Offered Securities

1.1
Up to NIS 455,000,000 par value, registered debentures (Series F) of NIS 1 par value each (hereinafter: “the Debentures (Series F)” or “the Debentures”), which shall be offered by way of an expansion of a series that was initially listed for trading on the TASE pursuant to the Shelf Offering Memorandum of July 19, 2017 (hereinafter: "the Initial Shelf Offering Memorandum"). The Debentures (Series F) bear fixed annual interest at the rate of 2.16% and are not linked (principal and interest) to any linkage base.[2]

1.2	The principal of the Debentures shall be repayable in five equal annual payments at a rate of twenty percent each, to be paid on June 25 of each of the years 2020 through 2024 (inclusive).

1.3
The balance of the outstanding principal of the Debentures, as it shall be from time to time, shall bear fixed annual interest at the rate of 2.16% (hereinafter: "the Base Interest"). The interest in respect of the Debentures is payable twice a year, on December 25 and on June 25 of each of the years 2017 through 2024 (inclusive) for the six (6) month period ended on the payment date so that the first payment shall be paid on December 25, 2017 and the last payment shall be paid on June 25, 2024, all this except for payment in respect of the first interest period that shall be paid on December 25, 2017, in respect of which the interest shall be paid for the period beginning on July 20, 2017 (the trading day following the date of the tender to the public of the issuance of the Debentures (Series F)) and ending on the first payment date of the interest, calculated on the basis of 365 days a year, which is at a rate of 0.935%. The interest payment to be paid on each interest payment date  is at a rate of 1.08%. The purchasers of the Debentures pursuant to this Shelf Report Memorandum, will be entitled to payment of interest, that will be paid on December 25, 2017, with the record date for this payment being December 19, 2017, at a rate of 0.935%. The final payment of the interest on the principal of the Debentures (Series F) shall be paid together with the final payment on account of the principal of the Debentures (Series F), against the delivery of the Debenture certificates (Series F) to the Company. For additional details about the terms of the Debentures (Series F), see section 5 hereunder.

2 In accordance with the provisions of the TASE rules and regulations, it is not possible to change the linkage method.

2.	Details of the Offering

2.1
Up to NIS 455,000,000 par value of Debentures (Series F) are being offered to the public by way of a uniform offering, as this term is defined in the Securities Regulations (Mode of Offering of Securities to the Public), 5767 – 2007 (hereinafter: “the Mode of Offering Regulations”) of 455,000 units, by way of a tender on the unit price (hereinafter: "the Tender"), with the composition and price of each unit being as follows (hereinafter: "the Unit"):

NIS 1,000 par value of Debentures (Series F) at the price of 102.7% of the par value	NIS 1,027
Total minimum price per Unit	NIS 1,027

  The Unit price to be determined in the Tender shall not be less than NIS 1,027 per Unit (hereinafter: "the Minimum Price").

2.2
Any subscriber must specify in its order the number of Units that it wishes to purchase and the Unit price that it is bidding, which shall not be lower than the Minimum Price. An order for the purchase of Units that shall be submitted within the scope of the tender and for which the Unit price specified therein is lower than the Minimum Price, or that did not specify a Unit price, shall be nullified and shall be deemed as if not submitted.

2.3
Any subscriber may submit up to three (3) orders at different Unit prices (which shall not be lower than the Minimum Price per Unit), which shall be quoted at increments of NIS 1, in such manner that the first increment at which a Unit may be ordered is at the price of NIS 1,027, and after that, it shall be possible to order Units at the price of NIS 1,028, NIS 1,029 and so forth. Any order of Units that tenders a bid not quoted in increments of NIS 1 as stated above shall be downwardly rounded to the next increment.

2.4
Orders may be submitted for the purchase of whole Units only. Any order that shall be submitted for any fraction of a Unit shall be deemed an order being submitted solely for the number of whole Units specified therein, and the fraction of a Unit specified in the order shall be deemed as if not specified therein ab initio.

2.5
The total of all Units being ordered by a single subscriber (in respect of all orders that it shall submit, up to three orders as stated) shall not exceed the quantity being offered to the public as shall be specified in the Shelf Offering Memorandum (hereinafter: "the Maximum Quantity of Units"), subject to the provisions of any law. In the event that a subscriber as stated shall submit one or more orders for Units at an inclusive amount that exceeds the Maximum Quantity of Units being offered as stated, then all of its orders shall be deemed as if submitted solely for the Maximum Quantity of Units, and in the manner specified hereunder:

(a)	First, the Units listed in the order that tenders the highest Unit price shall be taken into account, up to the Maximum Quantity of Units (hereinafter in this subsection: "the First Order");

(b)
If the number of Units listed in the First Order is less than the Maximum Quantity of Units as stated, then additional Units listed in the order tendering the highest Unit price from among the remaining orders shall be taken into account (hereinafter in this subsection: "the Second Order") and this, up to the cumulative Maximum Quantity of Units;

(c)
If the number of Units listed in the First Order and in the Second Order is less than the Maximum Quantity of Units, then additional Units listed in the remaining third order shall be taken into account and this, up to the cumulative Maximum Quantity of Units.

2.6
Subject to any law, the orders for the purchase of the offered Units are irrevocable. Every order shall be deemed an irrevocable undertaking on the part of the subscriber to accept the Debentures that shall be allotted to it as a result of full or partial acceptance of its order, and to pay the full price of the Debentures, pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum, that it is entitled to receive through the Issue Coordinator (as this term is defined hereunder) pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum.

2.7	The offering of the Securities pursuant to the Shelf Offering Memorandum is not secured by underwriting.

In this regard, “Subscriber” or “Applicant” – including a family member residing with the subscriber, and a Classified Investor that is ordering Units pursuant to section 4 of the Memorandum.

2.8	The timeframe for submitting orders

The period for the submission of orders for the purchase of the Units being offered to the public shall be opened on December 11 , 2017 (hereinafter: “the Day of the Tender” or “the Submission Date of the Applications”), at 9:30 (hereinafter: “Opening Time of the Subscription List”) and shall be closed on the same day at 14:30 (hereinafter: “Closing Time of the Subscription List”), provided that the Closing Time of the Subscription List shall not be before seven (7) hours have elapsed, at least five (5) of which are hours of trading, since the publication time of the Offering Memorandum.

2.9	Order submissions

2.9.1
Orders for the purchase of the Units must be submitted to the Company using the customary forms for this purpose, either directly through the Issue Coordinator, Leader Underwriters (1993) Ltd., of 21 Ha-arba’a Street, Tel-Aviv (hereinafter: “the Issue Coordinator”), or through banks or other TASE members (hereinafter: “the Authorized Order Recipients”), by no later than the Closing Time of the Subscription List. The Authorized Order Recipients shall be responsible and liable to the Company and to the Issue Coordinator for the payment of the full consideration that shall be due to the Company in respect of orders submitted through them that were fully or partially accepted.

2.9.2
Any order that shall be submitted to an Authorized Order Recipient on the Day of the Tender shall be deemed as submitted on that day if it shall be received by the Authorized Order Recipient by the Closing Time of the Subscription List, provided that the Authorized Order Recipient shall forward it to the Issue Coordinator and the Issue Coordinator shall receive it by one hour after the Closing Time of the Subscription Ltd; i.e., by 15:30 on the Day of the Tender (hereinafter: “the Deadline for Submissions to the Coordinator”).

2.9.3
The Authorized Order Recipients shall forward the orders to the Issue Coordinator on the Day of the Tender by transmission of the applications to a digital safe or in sealed envelopes that shall remain sealed until the Deadline for Submissions to the Coordinator, and shall be inserted into a closed box, together with the orders that were submitted directly to the Issue Coordinator.

2.10	The tender proceedings, publication of the results and payment of the consideration

2.10.1
On the Day of the Tender, after the Deadline for Submissions to the Coordinator, the box shall be opened and the envelopes shall be opened, including the applications transmitted by a digital safe in the presence of a representative of the Company, a representative of the Issue Coordinator and an accountant, who shall supervise the proper conduct of the tender proceedings.

2.10.2
By 10:00 a.m. on the morning of the first trading day after the Day of the Tender, the Issue Coordinator shall deliver notice to the subscribers, through the Authorized Order Recipients through which the orders were submitted, about the extent of the acceptance of their orders. The notice shall specify the Unit price determined in the tender, the quantity of Units that shall be allotted to the subscriber and the consideration that it must pay for them. Upon receipt of the notice, and by 12:30 p.m. on that same afternoon, the subscribers whose orders for Units were fully or partially accepted, must transfer the consideration that must be paid for the Units in their orders that were accepted, to the Issue Coordinator, through the Authorized Order Recipients.

2.10.3	On the first day of trading after the Day of the Tender, the Company shall announce the results of the tender in an immediate report to the Israel Securities Authority and to the TASE.

2.10.4
The Company deems the deposit of the consideration of the issue in the Special Account, as this term is defined hereunder in section 2.12 of the Memorandum, as a transfer of the consideration to the Company, and the Company shall apply to the TASE to list the Debentures for trading on the basis of this.

2.11	Mode of determining the Unit price and the allotment to the subscribers

All of the Units for which purchase orders shall be accepted, shall be issued at a uniform price per Unit (hereinafter: “the Uniform Price”), which shall be the highest price, whereby, the orders for the purchase of Units at this price, together with orders submitted at prices higher than that, shall be sufficient to allot all of the Units being offered to the Public (including the Classified Investors) pursuant to the Shelf Offering Memorandum, and the method for allotting the Units shall be as follows:

2.11.1
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in section 4 of the Memorandum) that shall be accepted shall be less than the inclusive number of Units being offered pursuant to the Offering Memorandum, then all of the orders shall be accepted in their entirety and, in such instance, the Unit Price for subscribers shall be the Minimum Price per Unit. The balance of the Units, for which orders shall not be accepted, shall not be issued.

2.11.2
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in section 4 of the Memorandum) that shall be accepted shall be equal to or higher than the inclusive number of Units being offered to the public, then the Units being offered shall be allotted as follows:

(a)	Orders quoting a price higher than the Uniform Price – shall be accepted in their entirety;

(b)	Orders quoting a price lower than the Uniform Price – shall not be accepted;

(c)
Orders (not including orders submitted by Classified Investors that engaged in an early commitment with the Company, as stated in section 4 of the Memorandum) quoting the Uniform Price per Unit – shall be accepted on a pro rata basis, so that each subscriber shall receive, out of the total of the offered Units that shall remain for distribution after accepting orders quoting  a Unit Price that is higher than the Uniform Price per Unit (and after accepting the orders of the Classified Investors that engaged in an early commitment with the Company, which shall order at the Uniform Price per Unit, as stated in section 4 of the Memorandum), a portion that is equal to the ratio between the number of Units that it ordered in an order quoting the Uniform Price per Unit and the inclusive number of Units included in all orders submitted to the Company that quoted the Uniform Price  (after deducting the shares of the Classified Investors that engaged in an early commitment with the Company, as stated in section 4 of the Memorandum);

(d)	The allotment to Classified Investors shall be done as specified in section 4 of the Memorandum.

2.11.3
If fractional Units shall be created as a result of the allotment of the Units according to the response to the tender as stated above, they shall be rounded, to the extent possible, to the closest whole Unit. Surplus Units that might remain as a result of rounding as stated shall be purchased by the Issue Coordinator at the price per Unit specified in the Offering Memorandum.

2.11.4
Each subscriber shall be deemed as if it committed in its order to purchase all of the Units that shall be allotted to it as a result of a partial or full acceptance of its order, according to the rules specified above in this section 2.

2.12	Special account

2.12.1
Shortly before the Day of the Tender, the Issue Coordinator shall open a special income-bearing trust account under the Company’s name in a banking corporation (hereinafter: “the Special Account”) and shall disclose the details of the Special Account to the Authorized Order Recipients. The Special Account shall be used for monies that shall be received from the subscribers.

2.12.2
The Special Account shall be managed exclusively by the Issue Coordinator for and on behalf of the Company pursuant to the provisions of section 28 of the Securities Law. The monies that shall be paid in respect of the orders that were fully or partially accepted by the Company shall be deposited in the Special Account. The Issue Coordinator shall invest the monies that shall accumulate in the Special Account in liquid, unlinked deposits bearing interest on a daily basis, to the extent that this shall be possible.

2.12.3
By no later than 12:00 p.m. on the second trading day after the Day of the Tender, the Issue Coordinator shall transfer the balance of the monies that shall remain in the Special Account to the Company, including the profits that accumulated in respect thereof, and this, against the transfer of certificates in respect of the Debentures to Mizrahi Tefahot Nominee Company Ltd. (hereinafter: “the Nominee Company”) and crediting of the TASE member pursuant to the instructions of the Issue Coordinator.

In the event of cancellation of the tender, the Debentures (Series F) being offered in the tender shall not be issued, they shall not be listed for trading on the TASE, and no monies shall be collected from the investors in connection with those Debentures.

3.	Additional allotment

 The Company shall not execute an additional allotment, as this term is defined in the Mode of Offering Regulations, pursuant to This Shelf Offering Memorandum.

4.	Classified Investors

Out of the Units being offered to the public as stated in This Shelf Offering Memorandum, early commitments for the purchase of 389,483  Units were given by Classified Investors,3 as defined in Regulation 1 of the Mode of Offering Regulations (hereinafter: “the Classified Investors”), whereby, the Classified Investors shall submit orders in the tender for the purchase of Units constituting approximately 86% of the total Units being offered pursuant to the Shelf Offering Memorandum, as specified hereunder in this section 4.

The early commitments from Classified Investors were received according to the principles prescribed in the Mode of Offering Regulations.

In this section 4, “oversubscription” is the ratio between the quantity of offered Units for which orders were submitted at the Unit price to be determined in the tender, and the quantity remaining for distribution (as defined below), provided that it exceeds one;

“The quantity remaining for distribution” is the quantity of Units that were offered in the tender in accordance with the Shelf Offering Memorandum, after deducting from it that quantity of securities for which orders were submitted at a price per Unit that is higher than the Unit price that shall be determined.

3 “Classified Investor” – one of the following: (1) a portfolio manager as defined in section 8(b) of the Investment Counseling Law, that purchases at its discretion for the account of a client; (2) a corporation that is wholly owned by one or more classified investors, that purchases for itself or for another classified investor; (3) an investor as set forth in section 15A(b)(2) of the Securities Law 5728 – 1968 (hereinafter: "the Law"); (4) an investor as set forth in sections (1) through (9) or (11) of the First Addendum to the Law, that purchases for itself. In addition, a Classified Investor must undertake to purchase securities at a minimum volume of NIS 800,000.

Pursuant to the Mode of Offering Regulations, in the event of oversubscription, the allotment to Classified Investors shall be as follows:

(a)
if the oversubscription was up to five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 100% of the quantity that it committed to purchase;

(b)
if the oversubscription was more than five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 50% of the quantity that it committed to purchase.

If the quantity of the Debentures (Series F) remaining for distribution is insufficient for an allotment as stated above, then the quantity remaining for distribution shall be allotted to the Classified Investors according to the pro rata of each early commitment out of the total early commitments submitted at the same price per Unit.

The allotment to Classified Investors shall be at the Unit price as determined in the tender.

Orders from the Classified Investors shall be submitted within the scope of the tender and shall be deemed orders submitted by the public for the purpose of determining the Unit price, and this, subject to that stated above with regard to the allocation of the Debentures (Series F) in the event of an oversubscription. It is clarified that, if there is no oversubscription, then the orders from the Classified Investors within the scope of the tender shall be deemed orders submitted by the public for the purpose of allotting the Debentures (Series F) to the subscribers.

Early commitments received from Classified Investors:

Each of the Classified Investors specified hereunder committed, within the scope of an early commitment, to submit orders to purchase Units at a quantity of not less than and at price per Unit of not less than the quantity and price as specified hereunder:

	Name of the Classified Investor	Quantity of units	Price per Unit
1	Arbitrage Global LP*	23,000	1,033
2	Arbitrage Global LP*	12,000	1,029
3	Orcom Strategies Ltd.	12,000	1,030
4	I.B.I Emban Investments Management Ltd.	8,191	1,031
5	I.B.I Provident	6,448	1,028

	Name of the Classified Investor	Quantity of units	Price per Unit
6	I.B.I Trust Funds Ltd.	14,550	1,028
7	I.B.I. Stock Exchange Services for Eligible Customers Ltd.	4,855	1,028
8	I.B.I. Stock Exchange Services for Eligible Customers Ltd.	2,654	1,027
9	Alumut Trust Funds Management Ltd.	17,150	1,030
10	Altris Finance Ltd.	12,700	1,029
11	M.D. Group Underwriting Ltd.	10,000	1,029
12	Emtrim 2 LP.*	5,000	1,037
13	Emtrim LP.*	9,250	1,037
14	Enigma Capital Markets Ltd. for Portfolio Management	802	1,030
15	Excellence Nessua Investments Management Ltd.*	987	1,029
16	Best Invest – Yalin Lapidot	1,093	1,027
17	Gnus Ltd.	622	1,027
18	D.B.M Investment House Ltd.	15,000	1,029
19	D.B.M Investment House Ltd. – Portfolio Management	1,742	1,031
20	D.B.M Investment House Ltd. – Trust Funds	2,400	1,035
21	First International Bank - Nostro	2,186	1,027
22	Harel Pia Trust Funds	11,400	1,031
23	Harel Pia Trust Funds	2,291	1,027
24	Yalin Lapidot Provident Funds Management Ltd.	10,933	1,027
25	Clal Insurance Company Ltd. - Members	54,664	1,027
26	Lehava Portfolio Management Ltd.	4,000	1,035
27	Migdal Trust Funds Ltd.	19,500	1,028
28	Mahog Ltd.	1,093	1,027
29	Meitav Dash Trust Funds – Profund Trust Funds	802	1,030

	Name of the Classified Investor	Quantity of units	Price per Unit
30	Meitav Dash Trust Funds – Anigma Trust Funds	1,800	1,030
31	Menora Mivtachim Insurance Ltd.*	3,280	1,027
32	Menora Mivtachim Holdings Ltd.*	1,093	1,027
33	Menora Mivtachim ETF Index Linked to Israeli Shekel Bonds*	13,666	1,027
34	Inbar Derivatives Ltd.*	22,000	1,031
35	Fidelity Venture Capital Ltd.	6,389	1,031
36	Fidelity Venture Capital Ltd.	6,389	1,029
37	Fidelity Venture Capital Ltd.	851	1,027
38	Final Capital Ltd.	24,134	1,028
39	Psagot ETF Indices Trading (2007) Ltd.	3,000	1,032
40	Proxima Investments Management Ltd.	9,900	1,032
41	Priority Assests Management Ltd.	3,000	1,034
42	Kesem Trust Funds Ltd.*	2,500	1,036
43	Kesem ETFs and Index Products Ltd.*	4,000	1,036
44	Kesem ETFs and Index Products Ltd.*	2,000	1,030
45	Monbaz Fund LP.	9,000	1,028
46	Shomera Insurance Company Ltd.	1,093	1,027
47	Shekef Maof Investments Ltd.	4,575	1,027
48	Tachlit Indices Ltd.	3,500	1,040
Total		389,483

*A Classified Investor that is a distributor in the issuance or affiliated with the distributor in the issuance.

The total Units ordered by said investors- 98,776 Units – approximately 25%.

The Classified Investors shall be entitled to an early commitment fee at the rate of 0.4% of the inclusive immediate consideration, calculated according to the Minimum Price per Unit, in respect of the Units for which the Classified Investors committed to submit orders.

On the Day of the Tender, a Classified Investor shall be permitted to raise the Unit price compared to the Unit price that it had quoted in its aforesaid early commitment (at increments of NIS 1), by delivering written notice to the Issue Coordinator, which must be received by the Issue Coordinator by the Closing Time of the Subscription List.

The consideration that shall be paid by the Classified Investors shall be transferred to the Issue Coordinator through the TASE members, on the first trading day after the Day of the Tender, by 12:30 p.m., and shall be deposited by it in the Special Account, as defined in section 2.12 of the Memorandum.

It is clarified that the Classified Investors shall be able to order Units at a quantity that exceeds that specified in their early commitments, however, any extra Units that shall be ordered shall not be deemed orders from Classified Investors for the purposes of This Shelf Offering Memorandum, but rather, for all intents and purposes, as orders submitted by the public.

5.	Additional terms of the Offered Securities – Debentures (Series F)

5.1	A par value of NIS 254,550,000 of the Company's Debentures (Series F) were issued on 19.7.2017 pursuant to the Initial Offering Memorandum (hereinafter: "the Existing Debentures").

5.2
On 13.9.2017, the Company announced that it had engaged in agreements with Classified Investors for a deferred private allotment of NIS 150,000,000 par value of the Company's Debentures (Series F) (hereinafter: "the Future Debentures"), which shall be executed on December 4, 2018. For additional details about the agreements for the allotment of the Future Debentures, see the Company's report of 13.9.2017 (reference no.: 2017-02-092169).

5.3
Therefore, subsequent to the publishing of This Shelf Offering Memorandum (and assuming that the entire offered quantity is purchased), the total par value of Debentures (Series F) shall be NIS 709,550,000 par value and, after executing the additional allotment of the Future Debentures, the total par value of Debentures (Series F) shall be NIS 859,550,000  par value.

5.4
The payments on account of the interest of the Debentures (Series F) shall be paid to persons whose names shall be registered in the register of the Debentures (Series F) on June 19 in respect of payments paid on June 25 and on December 19 in respect of payments paid on December 25, that preceded the payment date of that payment ("the Record Date of the Debentures (Series F)"), except for the last payment of the interest, to be paid on June 25, 2024, in respect of which the following shall apply: the final payment of the interest and payment of the principal shall be paid to persons whose names shall be registered in the register on the date of payment of the principal and the last interest payment and shall be made against delivery of the Debentures (Series F) certificates to the Company.

5.5
The terms of the Debentures (Series F) being offered pursuant to This Shelf Offering Memorandum are identical to the terms of the Existing Debentures (Series F). The Debentures (Series F) that shall be issued pursuant to This Memorandum shall constitute, as of the date of their listing for trading on the TASE, a single series for all intents and purposes together with the Existing Debentures (Series F).

5.6
It is hereby clarified that any party that is not registered in the register for the Debentures (Series F) on the Record Date of the Debentures (Series F), shall not be entitled to an interest payment in respect of the interest period that began before that date.

5.7
In any instance whereby the payment date of principal and/or interest is due on a day that is not a business day, the payment date shall be postponed to the next business day without an additional payment, and the record date for the purpose of determining interest eligibility shall not change as a result.

5.8	For further details regarding principal and interest payments of the Debentures (Series F), see section 4 of the Terms and Conditions Overleaf of the Deed of Trust.

5.9	The Debentures (Series F) offered under This Shelf Offering Memorandum are not secured by any collateral whatsoever.

5.10	For details regarding arrears interest, see section 8 of the Terms and Conditions Overleaf of the Deed of Trust.

5.11	Immediate repayment and/or realization of collateral

The Trustee and the meeting of the holders of the Debentures (Series F) are entitled to demand the immediate repayment of the outstanding balance of the Debentures and/or to realize collateral provided (insofar as provided) to secure the Company's obligations to the Debenture holders pursuant to the Debentures, in the cases described in section 11 of the Deed of Trust.

5.12	Early Redemption

5.12.1
Should the TASE decide to delist the Debentures (Series F) that are in circulation because the value of the Debenture series (Series F) is less than the sum specified in the TASE articles and regulations regarding delisting of debentures, the Company shall carry out an early redemption of the Debentures. For details regarding early redemption at the initiative of the TASE, see section 10.1 of the Terms and Conditions Overleaf of the Deed of Trust.

5.12.2
In addition, the Company may, at its sole discretion, call the Debentures (Series F) for early redemption. For details regarding early redemption at the Company's initiative, see section 10.2 of the Terms and Conditions Overleaf of the Deed of Trust.

5.13
For details regarding the Company's liabilities to the Trustee and the holders of Debentures (Series F) in connection with financial covenants and changes in the interest rate due to failure to comply with financial covenants, see section 6 of the Deed of Trust and section 2 of Appendix A to the Deed of Trust.

6.	The Trustee for the Debentures

6.1
The trustee for the Debentures (Series F) is Hermetic Trust (1975) Ltd., with whom the Company engaged in a Deed of Trust for the Debentures (Series F) dated July 18, 2017 (hereinafter: The "Deed of Trust")[4]. The full text of the Deed of Trust is attached as Appendix A to the Initial Shelf Offering Memorandum, which was published on July 19, 2017 (reference no.: 2017-02-062050) and is included in This Memorandum by way of referral.

4 The contact details for the Trustee: 113 Hayarkon St., Tel Aviv. Tel.: 03-5274867, Fax: 03-5271736.

6.2	The Trustee has no material interest in the Company and the Company has no material interest in the Trustee.

7.	Discounting

7.1	The Company's Existing Debentures (Series F) were issued without a discount for tax purposes.

7.2
Future issued debentures will be subject to a discount after they have been issued. For additional details, see the Company's report of 17.9.2017 (reference no.: 2017-02-093453). The discount rate will be made in accordance to the Tax Authority's approval for an arrangement in the "green track" that the Company received on September 12, 2017. In light of the issuance of the Series F Notes pursuant to this Offering Report, there will be a change in the ratio of the uniform weighted discount rate for the Existing and Future Debentures, and the Company will report this prior to the date of the issuance of the future debentures

7.3
The adjusted value (principal and interest) of every NIS 1,000 par value of Debentures (Series F), correct to the date of the Shelf Offering Memorandum, is about NIS 1,008.5. Therefore, since the minimum price in the tender for every NIS 1,000 par value of Debentures (Series F) is NIS 1,027, the issue of the Debentures (Series F) being offered pursuant to This Shelf Offering Memorandum shall be executed without a discount. For additional details regarding a discount that may apply in the future, see section 7.2 above.

7.4
The Company received approval from the Tax Authority for an arrangement in the “green track,” whereby a uniform weighted discount rate shall be set for the Debentures (Series F) according to a formula that weights the discount rate from the issue of the Existing Debentures (Series F), the discount rate from the issue of the Debentures being offered pursuant to This Offering Memorandum and the discount rate from the issue of the Future Debentures (hereinafter: "the Weighted Discount Rate").

The Company shall publish the Weighted Discount Rate for the Debentures (Series F) in an immediate report, by no later than at the close of the first day of trading subsequent to the publishing of the issue results.

8.	Tax implications

8.1	Capital gain from a sale of Debentures

Pursuant to section 91 of the Israel Income Tax Ordinance (New Version), 5721 – 1961 (hereinafter in this section: “the Ordinance”), a real capital gain from a sale of offered debentures that are not linked to the CPI5 by an individual resident of Israel, whose income from the sale of debentures does not constitute income from a "business" or from an "occupation" and who did not claim a deduction of financing expenses, shall be taxable at a rate not exceeding 15% or 20%,  With respect to a “material shareholder” of the Company – i.e., a holder, whether directly or indirectly, whether alone or jointly with another party,6 of at least 10% of any type of means of control7 over the Company – the entire capital gain on the date of sale of the debentures or on any date during the 12 months preceding the sale as stated (hereinafter: "Material Shareholder") shall be deemed a real capital gain.

8.2
In addition, for an individual who claimed real interest expenses and linkage differentials in relation to the Debentures, the capital gain from the sale of the Debentures shall be taxed at the rate of 30% until the provisions and conditions for deducting real interest expenses are prescribed according to sections 101A (a) (9) and 101A (b) of the Ordinance.

8.3
The reduced tax rate as aforesaid shall not apply to an individual whose income from the sale of the Debentures is considered to be income from a "business" or an "occupation," in accordance with the provisions of section 2 (1) of the Ordinance. In this case, the individual will be charged a marginal tax rate in accordance with the provisions of section 121 of the Ordinance.

5 As this term is defined in section 91 of the Ordinance.
6 As this term is defined in section 88 of the Ordinance.
7 As this term is defined in section 88 of the Ordinance

8.4	In addition to all that stated above, an individual's income shall be subject to a surtax of 3% on that part of the taxable income for 2017, in excess of NIS 640,000.

8.5
A body of persons shall be taxed for a real capital gain from a sale of Debentures at the corporate tax rate prescribed in section 126(a) of the Ordinance (25%) (in 2017 – 24% and as of 2018 and thereafter – 23%).

8.6
Exempt mutual funds and provident funds and tax-exempt bodies pursuant to section 9(2) of the Ordinance are exempt from tax in respect of capital gains from a sale of debentures as stated, subject to the conditions prescribed in the said section. The tax rate applicable to a taxable mutual fund’s income from a sale of debentures shall be the tax rate that applies to the income of an individual when the income does not constitute income from a “business” or a “profession,” unless otherwise expressly stated. If no special tax rate is defined for the income, the income shall be taxed at the maximum rate prescribed in section 121 of the Ordinance.

8.7
As a rule, a foreign resident (individual or company, as defined in the Ordinance) is exempt from capital gains tax in a sale of debentures traded on the stock exchange in Israel, if the capital gain is not in his permanent enterprise in Israel, and is in accordance with the conditions and restrictions specified in section 97(B2) of the Ordinance. That stated above shall not apply to a foreign company if residents of Israel are controlling shareholders[8] therein or are beneficiaries of or are entitled to 25% or more of the income or profits of the group of foreign resident persons, whether directly or indirectly, as stated in section 68A of the Ordinance. In the event that such exemption does not apply, exemption provisions of the tax treaty (if any) may apply between Israel and the foreign resident's country of residence, subject to the furnishing of a suitable confirmation from the Tax Authority in advance.

8 "Controlling Shareholder" – Shareholders who hold, directly or indirectly, alone, together with another, or together with another resident of Israel, one or more of the means of control at a rate exceeding 25%.

8.8
With respect to the withholding tax from the real capital gain on the sale of the offered Debentures, in accordance with the provisions of the Income Tax Regulations (Deduction from Consideration, Payment or Capital Gain on the Sale of a Security, Sale of a Mutual Fund Unit or a Future Transaction), 5763 – 2002 ("Capital Gains Deduction Regulations") a taxpayer (as this term is defined in the Capital Gains Deduction Regulations) paying a consideration to a seller who is an individual during a sale of unlinked debentures must deduct tax at the rate of 15% of the capital gain, and, when the seller is a body of persons, at the corporate tax rate (in 2017 – 24% and as of 2018 and thereafter – 23% ) from the real capital gain, this, subject to certificates of exemption (or a reduced rate) from withholding tax, and subject to offsetting of losses that the taxpayer withholding tax at source is permitted to execute.

8.9
In addition, tax shall not be deducted at source for provident funds, mutual funds and other bodies exempt from withholding tax according to the law, after they furnished appropriate approvals in advance.

8.10
If, at the time of the sale, the full withholding tax is not deducted from the real capital gain, the provisions of section 91 (d) of the Ordinance and the provisions by virtue thereof shall apply to reporting and payment of an advance payment in respect of such sale.

8.11
The provisions of the Capital Gains Deduction Regulations shall not apply to a taxpayer that is a financial institution that is paying a consideration or other payment to a seller who is a foreign resident for an exempt capital gain, if the selling foreign resident submits to the financial institution within 14 days of the account opening date and once every three years, if it or its representative was in Israel, a declaration on Form 2402 regarding its being a foreign resident and its entitlement to an exemption.

8.12
Insofar as the Debentures being offered pursuant to the Prospectus are delisted from trading on the TASE, the rate of the withholding tax to be deducted at the time of their sale (after the delisting) shall be 30% of the consideration, as long as  a confirmation from the tax assessor specifying another withholding tax rate (including exemption from withholding tax) has not been issued.

8.13
Pursuant to section 92 of the Ordinance, losses during the tax year originating from the sale of the Debentures offered during the tax year, which, had they been capital gains, they would have been taxable by their recipient, shall be offset against a real capital gain and land appreciation deriving from the sale of any asset in Israel or abroad (excluding an inflationary sum due that shall be offset at a ratio of 1 to 3.5).

8.14
A capital loss as aforesaid shall be offsettable during the tax year in which it was incurred also against income from interest and dividends that were paid in respect of the same security or in respect of other securities during that same tax year, provided that the applicable tax rate on the interest or dividends from the other aforesaid security does not exceed the corporate tax rate prescribed in section 126 (A) of the Ordinance (in 2017 – 24% and as of 2018 and thereafter – 23%) for a company and did not exceed the tax rate prescribed in sections 125B (1) and 125C (b) of the Ordinance regarding an individual (tax rate of 25%). Losses shall be offset by way of offsetting the capital loss against capital gains or income from interest or dividends as aforesaid.

8.15
A loss from the sale of debentures that is not offsettable, in whole or in part, during the tax year as stated, shall be offsettable against a real capital gain and land appreciation only, as stated in section 92 (b) of the Ordinance in the following tax years, one after another, after the year in which the loss was incurred, as long as a report was filed with the tax assessor for the tax year during which the loss was incurred.

8.16
Pursuant to the Capital Gains Deduction Regulations, as part of the calculation of the capital gain for purposes of withholding tax from the sale of securities and futures transactions, the taxpayer (as this term is defined in the Capital Gains Deduction Regulations) shall offset a capital loss deriving from a sale of securities and futures transactions, in accordance with the provisions of section 92 of the Ordinance, as long as the following apply: the loss derived from the sale of securities that were under the taxpayer’s management and provided that the gain was created during the same tax year in which the loss was incurred, whether before or after the date the loss was incurred.

8.17	The tax rate that shall apply to interest income from Debentures

Pursuant to section 125C (c) of the Ordinance, an individual shall be taxable at a tax rate of 15% on interest or discount fees originating in a debenture that is not linked to the CPI, or that is partially linked to the rate of the rise in the CPI, in whole or in part, or is not linked to the CPI until maturity.

8.18
Pursuant to section 125C (d) of the Ordinance, the reduced tax rates as aforesaid shall not apply if, inter alia, one of the following conditions is fulfilled: (1) the interest is income from a "business" or an "occupation" under section 2 (1) of the Ordinance or is recorded in the accounting books of the individual or must be registered as aforesaid; (2) the individual claimed deduction of interest expenses and linkage differentials in respect of the Debentures on which the interest is being paid; (3) the individual is a Material Shareholder – as defined in section 88 of the Ordinance – in the company paying the interest; (4) the individual is an employee of a company paying the interest or provides services to it or sells products to it or has other special relations with the company, unless it has been proven, to the satisfaction of the tax assessor, that the interest rate was determined in good faith and without being influenced by the existence of such relations between the individual and the group of people; (5) another condition has been stipulated by the Minister of Finance with the approval of the Finance Committee of the Knesset. In these cases, marginal tax shall apply in accordance with the provisions of section 121 of the Ordinance. In addition, a surtax of 3% shall apply to that part of the individual's taxable income that exceeds NIS 640,000 in 2017.

8.19
The tax rate applicable to interest income or discount fees of a body of persons that is a resident of Israel, but is not a body of persons to which the provisions of section 9 (2) of the Ordinance apply when determining its income, except for the purpose of section 3(h) of the Ordinance regarding accrued interest originating in debentures traded on the TASE, is the corporate tax rate in accordance with section 126 (a) of the Ordinance (in 2017 – 24% and as of 2018 and thereafter – 23%).

8.20
Exempt mutual funds and provident funds and tax-exempt bodies pursuant to section 9(2) of the Ordinance are exempt from tax in respect of such interest income or discount fees, subject to the provisions of section 3 (h) of the Ordinance regarding interest or discount fees accrued during the period of the holding by another party.

8.21
The tax rate applicable to the income of an individual whose income does not constitute income from a “business” or from an “occupation” shall apply to the gains or income of a taxable mutual fund from interest or from discount fees, unless otherwise determined. If no special tax rate is set for the income, the income shall be taxed at the maximum rate prescribed in section 121 of the Ordinance.

8.22
Pursuant to the provisions of section 9 (15d) of the Ordinance, a foreign resident[9] is exempt from tax on income from interest, discount fees or linkage differentials on account of a debenture traded on a stock exchange in Israel, which was issued by a body of persons that is a resident of Israel, provided that the income is not a permanent enterprise of the foreign resident in Israel. Subject to the provisions of the treaties for the avoidance of double taxation that were signed between the State of Israel and the foreign resident's country of domicile, and subject to the approval of the Tax Authority, the exemption shall not apply in the following cases:

a)	the foreign resident is a material shareholder in the issuer body of persons, or

b)	the foreign resident is a “relative,” as defined in paragraph (3) of the definition of “relative” in section 88 of the Ordinance, of an issuer body of persons, or

9 Foreign resident - a person who is a foreign resident on the date of receipt of the interest, discount fee or linkage differentials, as the case may be, unless he is one of the following: (1) a material shareholder of the issuer body of persons; (2) a relative, as this term is defined in paragraph (3) of the definition of "relative" in section 88 of the Ordinance, of the issuer body of persons; (3) a person who is employed in the issuer body of persons, provides services to it, sells products to it, or has other special relations with it, unless it was proven, to the tax assessor’s satisfaction, that the interest rate or the discount fee was determined in good faith and without being influenced by the existence of the relations as stated.

c)
the foreign resident is an employee, a provider of services or a seller of products to an issuer body of persons or has special relations with it (unless it has been proven that the interest rate or discount fees were determined in good faith and were not influenced by the existence of special relations).

It should be noted that the aforesaid exemption shall not apply to a foreign resident company held by residents of Israel at a rate exceeding 25%, in accordance with the provisions of section 68A of the Ordinance.

8.23
In the event that the aforesaid exemption does not apply, the tax rate applicable to interest income of foreign residents (an individual and a body of persons) originating from the Debentures shall be charged in accordance with the provisions of the Ordinance and the regulations instituted by virtue thereof, as specified above, or in accordance with the provisions of treaties for the avoidance of double taxation that were signed between the State of Israel and the country of domicile of the foreign resident and subject to prior presentation of an appropriate confirmation from the Tax Authority.

8.24
Pursuant to Regulation 5(a) of the Israel Income Tax Regulations (Deduction from Interest, Dividend and Particular Earned Income), 5766 – 2005 ("Deduction from Interest and Dividend Regulations"), the withholding tax rate on interest (as defined in the Deduction from Interest and Dividend Regulations)[10] payable on debentures that are not linked to the CPI, with respect to an individual who is not a Material Shareholder of the company that is paying the interest, is 15%. On the other hand, pursuant to Regulation 6 of the Deduction from Interest and Dividend Regulations, with respect to an individual who is a Material Shareholder in a company paying the interest, or an individual who is working at a company paying the interest or who provides services to it or sells products to it, the tax rate shall be at the maximum marginal tax rate in accordance with section 121 of the Ordinance.  With respect to a body of persons (an Israeli resident and a foreign resident), tax shall be deducted at the corporate tax rate prescribed in section 126 (A) of the Ordinance (in 2017 – 24% and as of 2018 and thereafter – 23%).

10 Interest – interest, linkage differentials that are not exempt in accordance with any law, including partial linkage differentials, as defined in section 9(13) of the Ordinance, and discount fees.

8.25
Notwithstanding that stated above, the withholding tax rate for a foreign resident (an individual and a body of persons) may be reduced in accordance with the treaties for the prevention of double taxation that were signed between the State of Israel and the foreign resident's country of domicile, and subject to prior presentation of a valid confirmation from the Tax Authority.

It should be noted that no withholding tax shall be deducted from interest payable to a foreign resident to whom the provisions of section 9 (15d) of the Ordinance apply.

8.26
Interest payments to provident funds, mutual funds and other entities listed in the Addendum to the Deduction from Interest and Dividend Regulations are exempt from withholding tax, subject to prior presentation of appropriate confirmations.

That stated above is subject to certificates of exemption (or reduced rates) from withholding tax and is subject to offsetting of losses that the taxpayer withholding tax at source is permitted to execute.

8.27	Issuance of additional debentures as part of a series expansion

In the event that the Company shall issue additional debentures in the series in the future, within the scope of a series expansion at a discount rate that is different from the discount rate for that series (including without a discount, if relevant), a uniform discount rate shall be set for the debentures according to a formula that weights the various discount rates (if any) in that same series (hereinafter in this section: “the Weighted Discount Rate”) that is according to the approval which was received from the Tax Authority. Prior to expanding the series, the Company shall calculate the Weighted Discount Rate in respect of all of the debentures in accordance with that approval, and, prior to the expansion of the series, the Company shall file an immediate report announcing the Weighted Discount Rate for the entire series and shall deduct tax on the redemption dates of the debentures of the said series according to the said Weighted Discount Rate and in accordance with the provisions of the law.

In such instance, all other provisions of the law relating to taxation of discount fees shall apply and the TASE members shall withhold tax upon redemption of the series, in accordance with the rate to be reported as aforesaid.

Therefore, there may be instances when the Company shall withhold tax in respect of discount fees at a rate higher than the discount fees determined for a party holding the debentures from the series prior to the series expansion (hereinafter: “the Excess Discount Fees“). A taxpayer who held the debentures from the said series prior to the series expansion and until the redemption of the debentures held by him, shall be entitled to submit a report to the Tax Authority and to receive a tax refund at the height of the tax deducted from the Excess Discount Fees, to the extent that he is entitled to such refund by law.

As is customary when making decisions about financial investments, the tax implications relating to the investment in the securities offered under This Shelf Offering Memorandum should be considered. It is clarified that that stated above reflects the provisions of law described therein as are in effect on the date of This Shelf Offering Memorandum, and they might be amended and lead to different outcomes. It is also emphasized that that stated above does not purport to constitute an agreed interpretation of the provisions of the law referred to in This Shelf Offering Memorandum; therefore, the general description above does not constitute a substitute for individual advice by experts, taking into account the unique circumstances of each investor. It is recommended that anyone wishing to purchase securities pursuant to This Shelf Offering Memorandum should seek professional advice in order to clarify the tax results that might apply to him, considering his unique circumstances.

9.	Refraining from arrangements

9.1
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from making any arrangements that are not specified in the Shelf Prospectus or in a Shelf Offering Memorandum in relation to the offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, and are undertaking to refrain from granting a right to purchasers of the Securities that shall be offered pursuant to a Shelf Offering Memorandum to sell the Securities that they purchased, and all, beyond that specified in the Shelf Prospectus or in the Shelf Offering Memorandum.

9.2
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to notify the Israel Securities Authority about any arrangement known to them with a third party in relation to the registration and offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, that contradicts the undertaking as stated above in section 9.1.

9.3
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from engaging with any third party in relation to the registration and offering of the Securities that shall be offered pursuant to a Shelf Offering Memorandum, the distribution and dispersion thereof among the public, who, to the best of their knowledge, made arrangements contrary to that stated above in section 9.1.

10.	Rating of the Debentures

10.1
On December 5, 2017, S & P Global Ratings Maalot Ltd. (hereinafter: "Maalot") announced a rating of ilA+ for the Debentures (Series F), including those that shall be issued by the Company by way of a series expansion, at the volume of up to NIS 500 million. For details, see the Company’s immediate report of December 5, 2017 reference no.: [2017-15-113832], the contents of which are presented herewith by way of referral.

10.2	Maalot's consent to attaching the rating report to the Shelf Offering Memorandum, including by way of referral, is attached as Appendix A to the Shelf Offering Memorandum.

10.3
For details regarding the adjustment of the interest rate of the Debentures (Series F) as a result of a change in the rating and/or non-compliance with the financial covenants, see Appendix A to the Deed of Trust.

11.	Permits and confirmations

11.1
The TASE issued its approval to list the Debentures (Series F) being offered to the public pursuant to the Shelf Offering Memorandum. The TASE approval for listing for trading is attached as Appendix B to the Shelf Offering Memorandum.

11.2
The TASE’s said approval is not to be construed as a confirmation of the details presented in the Shelf Offering Memorandum, or of the reliability or completeness thereof, and it should not be construed as expressing any opinion about the Company or about the quality of the Securities being offered in the Shelf Offering Memorandum or about the price at which they are being offered.

11.3
All of the permits, approvals and licenses required pursuant to any law for an offering of the Offered Securities pursuant to This Shelf Offering Memorandum, for the issue thereof and for publishing the Shelf Offering Memorandum have been issued.

11.4	Trading of the Offered Securities pursuant to This Offering Memorandum shall commence shortly after they are listed for trading.

12.	Payment of a fee

Pursuant to the provisions of Regulation 4.A of the Israel Securities Regulations (Application Fee for the Granting of a Permit to Publish a Prospectus), 5755 – 1995, the Company shall pay the Israel Securities Authority the additional fee for the Securities being offered within the scope of the Shelf Offering Memorandum.

13.	Proceeds of the issue

13.1
The immediate proceeds that the Company anticipates from the issue pursuant to the Shelf Offering Memorandum, assuming that all of the Debentures being offered in the Shelf Offering Memorandum shall be purchased, after deducting the expenses involved in the issue pursuant to the Shelf Offering Memorandum, shall be as specified hereunder:

The anticipated immediate proceeds (gross)	~ NIS 467.3 million
Less early commitment fees and distribution fees[11]	~ NIS 2 million
Less other expenses (estimated)	~ NIS 0.6 million
Total anticipated proceeds, (net)	~ NIS 464.7 million

13.2	Since the issue pursuant to This Shelf Offering Memorandum is not secured by underwriting, there is no assurance that all of the Debentures (Series F) being offered shall be purchased.

13.3	Regarding the designated use of the proceeds of the issue, see section 16.1 hereunder.

13.4	Until the issue proceeds are used, the Company shall deposit and invest these monies as it shall deem fit, provided that every such investment shall be in solid channels.

In this section, “solid channels” – including, but not limited to, an interest-bearing cash deposit, deposit in foreign currency, bonds assigned a rating of at least “AA,” etc. For the purpose of that stated above, an investment in shares or in ETFs, when their underlying asset is shares or share indices or Maof options, or a purchasing or writing of derivative positions, shall not be deemed an investment in solid channels.

13.5	No minimum sum for achievement was defined in this issue.

11 Leader Issues (1993) Ltd. ("hereinafter: "Leader"), Barak Capital Underwriting Ltd., Menora Mivtachim Underwriters & Management Ltd., Excellence Nessua Underwriting (1993) Ltd., Inbar Issuance and Finance Ltd., and Discount Capital Underwriting Ltd. (Hereinafter together: “the Distributors”), shall serve as the Distributors for the purpose of the Debentures being offered pursuant to This Shelf Offering Memorandum. For their services, the Distributors will be entitled to a distribution commission at the rate of 0.1% of all of the immediate proceeds actually received in respect of the Debentures offered under the Shelf Offering Memorandum, plus VAT as required, plus a commission, which will be paid at the sole discretion of the Company, of up to 0.1% of the immediate proceeds actually received in respect of the Offered Debentures according to the Shelf Offering Memorandum, plus VAT as required. The fees shall be divided among the Distributors at Leader's sole discretion. In addition, a coordination fee at the sum of NIS 25,000 shall be paid to the Issue Coordinator, plus duly required VAT. The Classified Investors shall be entitled to an early commitment fee at the rate of 0.4%. For additional details about an early commitment fee that shall be paid to the Classified Investors in respect of the Debentures for which the Classified Investors committed to submit orders, see clause 4 of the Shelf Offering Memorandum.

14.	Updates to the Shelf Prospectus

In accordance with regulation 4 of the Shelf Offering Regulations, all reports submitted by the Company subsequent to the publication of the Shelf Prospectus are included in This Shelf Offering Memorandum by way of referral. The full text of the Company's reports can be perused on the distribution website of the Israel Securities Authority at www.magna.isa.gov.il and on the TASE's website at maya.tase.co.il.

15.	Consent for inclusion

A letter of consent of the Company’s independent auditor is attached to this Shelf Offering Memorandum, which includes its consent that its opinion of the Company’s financial statements shall be included, by way of referral, in This Shelf Offering Memorandum, all in the version of the attached consent letter and subject thereto.

16.	Information about the Offering and the Company

16.1	Summary Terms of the Offer

Issuer	Partner Communications Company Ltd. (the “Company”)
Securities Offered	Up to NIS 455,000,000 principal amount of registered Series F Debentures (the “Debentures” or “Series F Debentures”).
Denomination	The Debentures will be issued in units, each in the principal amount of NIS 1,000 (each a "Unit")
Offering Price	NIS 1,027 per Unit.
Principal Payment Dates	Principal payable in 5 equal annual instalments on June 25 of each of the years 2020 through 2024.
Interest Rate	2.16% per annum, subject to some adjustments in the event of changes of the rating of the Debentures and breach of financial covenants.
Maturity	June 25, 2024.
Linkage	None

Preliminary Ranking	ilA+
Forced Redemption	The Debentures will be subject to forced redemption by the Company under certain conditions set forth in section 10.2 of the Indenture between the Company and the Trustee dated as of 18 July, 2017
Listing	Application will be made to list the Debentures for trading on the Tel Aviv Stock Exchange (the “TASE”).
Use of Proceeds	We intend to use the net proceeds from the offering for repayment of loans[12].
Governing Law	Israeli law and courts.
Trustee	Hermetic Trust (1975) Ltd.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES.

Each purchaser of the Debentures offered pursuant to This Shelf Offering memorandum shall be deemed to have acknowledged, represented and agreed that (i) the Debentures offered hereby have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state of the United States; (ii) it is not located in the United States and that it is not purchasing the Debentures on behalf of any person located in the United States; and (iii) it was not in the United States at the time that it submitted an application to purchase or when it purchased the Debentures.

16.2	Risk Factors

Investing in our Company’s securities involves a high degree of risk.  See “Risk Factors” in section 3.5 of the Shelf Prospectus filed with the Israel Securities Authority (“ISA”) on June 3, 2015, the validity of which was extended until June 2, 2018 (the “Shelf Prospectus”) and in Item 3.D of our annual report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (“SEC”) and the ISA on March 30, 2017 (the “2016 20-F”).

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on securities offered pursuant to this Shelf Offering Memorandum.

12 For more information please see Form 6-K filed with the ISA and with the SEC on December 5, 2017 (relating to the consideration of debt refinance).

Risks Relating to the Debentures and the Offering

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on Debentures offered by this Shelf Offering Memorandum.

Our Debentures will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Although our Series F Debentures include undertakings not to pledge our assets, subject to certain conditions described in the Shelf Prospectus, our Debentures will be unsecured and will be effectively subordinated to any existing and future secured indebtedness we may have. Therefore, the rights of our creditors, including the holders of the Debentures, to participate in our assets upon liquidation or reorganization will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the Debentures.

Our ability to make payments on our indebtedness (as discussed also under the risk factor entitled “Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness” in Item 3.D of our 2016 20-F), including the Debentures being offered by this Shelf Offering Memorandum, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In case any of the factors beyond of our control will change, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Since 2012, our results of operations have been materially adversely affected by regulatory changes, which have also facilitated the entry of additional competitors, dramatically increased competition (as a result of which our churn rate in the cellular field reached 40% in 2016) and continued price erosion, resulting in a decrease in our Adjusted EBITDA for 2014, 2015 and 2016 by 1.5%, 20.0% and 5%, respectively, in comparison to the previous year. Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, could adversely affect our business and results of operations. Additional significant decreases in operating results would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Debentures or our other indebtedness, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the Debentures or such other indebtedness, or raising equity. We cannot assure you that any of these alternatives could be accomplished at satisfactory terms or that they would yield sufficient funds to repay the Debentures and our other indebtedness.

Although we expect to list the Debentures on the TASE, there are restrictions on your ability to transfer or resell the Debentures in the United States without registration under applicable U.S. federal and state securities laws.

The Debentures have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or any other jurisdiction in the United States and, unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and the applicable securities laws of any state or any other jurisdiction. It is the obligation of holders of the Debentures to ensure that their offers and sales of the Debentures within the United States and other countries comply with applicable securities laws.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Debentures could cause the liquidity or market value of the Debentures to decline significantly.

Maalot S&P Global Ratings Ltd., an Israeli rating agency, assigned a preliminary rating of ilA+ for this debenture offering in an amount of up to NIS 500 million. We cannot assure you that such rating will remain for any given period of time or that the rating will not be revised, lowered or withdrawn entirely by Maalot S&P Global Ratings or any other rating agency if, in such rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant, and a security rating is not a recommendation to buy, sell or hold securities. In July 2015, the rating of our debentures was downgraded. For more information, see the risk factor entitled "Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness" in Item 3.D of our 2016 20-F and "Item 5. Operating and Financial Review and Prospects – 5B. Liquidity and Capital Resources" in our 2016 20-F.

16.3	Recent Developments

16.3.1	Indebtedness and Capitalization

The following table sets forth our capitalization and indebtedness (i) as of September 30, 2017 and (ii) as adjusted to reflect:

•	the offering and sale of the Debentures offered hereby of Note F;

•	borrowing per deferred loans to be received on December 26, 2017 in an amount of NIS 200 million form institutional corporations;

•	expected new borrowings from commercial banks in an amount of NIS 250 million, under negotiations;

•	expected loans early prepayment; and

•	deferred notes to be issued on December 4, 2018 in a principal amount of NIS 150 million;

The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this Shelf Offering Memorandum.

	in NIS millions (unaudited)
	As of September 30, 2017	Adjustments after September 30, 2017
		This offering of Series F Debentures	Borrowing per deferred loans December 26, 2017	Additional expected debt borrowing from commercial banks	Expected loans early prepayment	Deferred notes F December 4, 2018	As Adjusted
Cash and cash equivalents	1,010	465	200	250	(900)	149	1,174
Short term deposit	150						150
Debt
Notes payable series C, less deferred costs, including current maturities	425						425
Notes payable series D, less deferred costs, including current maturities	544						544
Notes payable series E, less deferred costs, including current maturities	121						121
Notes payable series F, less deferred costs, including current maturities	251	465				149	865
Borrowings from banks and others	706		200	250	(900)		256
Total debt	2,047	465	200	250	(900)	149	2,211

Equity:
Share Capital	2						2
Capital surplus	1,199						1,199
Accumulated retained earnings	538						538
Treasury shares	(258)						(258)
Total shareholders’ equity	1,481						1,481

Total Capitalization and Indebtedness	2,368						2,368

16.4	Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the periods indicated below was as follows:

	2012	2013	2014	2015	2016	Nine Months Ended September 30, 2017
Ratio of earnings to fixed charges	3.14	1.73	2.10	0.84	1.48	2.56

The ratio resulting from the application of the proceeds of the debt offering is not provided because it is less than 10%.

Our ratio of earnings to fixed charges is calculated by dividing (i) income (loss) from ordinary activities before income taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of issuance costs relating to our debentures payable, and one third of our operating leases, principally for antenna sites (being the portion deemed to represent the interest factor).

16.5	Use of Proceeds

The net proceeds of the offering, after deduction of the arranger’s fees and other expenses and commissions of the offering, will be approximately NIS 465 million.

We intend to use the net proceeds of the offering for the repayment of loans13.

16.6	Expenses of the Offering

The aggregate amount that we will pay for arrangement fees and our other commissions and expenses in connection with this offering is approximately NIS 3 million.

13 For more information please see Form 6-K filed with the ISA and with the SEC on December 5, 2017 (relating to the consideration of debt refinance).

16.7	Incorporation of Certain Information by Reference

We are allowed to incorporate by reference into This Shelf Offering Memorandum the information that we file with the SEC and the ISA, which means that we can disclose important information to you by referring to those filings.  The information incorporated by reference is considered to be part of This Offering Memorandum. We are incorporating by reference in This Shelf Offering Memorandum the documents listed below, the documents listed in section 3.13 of the Shelf Prospectus and any future filings we may make with the SEC and ISA on Form 20-F or on Form 6-K (to the extent that such Form 6-K indicates that it is intended to be incorporated by reference herein) prior to the termination of this offering:

•	Form 20-F for the year ended December 31, 2016, filed with the SEC and the ISA on March 30, 2017;

•	Form 6-K filed with the SEC on March 30, 2017 (relating to fourth quarter and annual 2016 results);

•	Form 6-K filed with the SEC and with the ISA on April 3, 2017 (relating to the interest rate for the series D debentures);

•	Form 6-K filed with the ISA on April 9, 2017 and with the SEC on April 10, 2017 (relating to the Company receiving a lawsuit and a motion for the recognition of this lawsuit as a class action);

•	Form 6-K filed with the SEC and with the ISA on May 8, 2017 (relating to Company’s announcement of the release of first quarter 2017 results);

•	Form 6-K filed with the SEC and with the ISA on May 22, 2017 (relating to the Company’s first quarter 2017 results);

•	Form 6-K filed with the SEC and with the ISA on May 22, 2017 (relating to the extension of the 2015 Shelf Prospectus); and

•	Form 6-K filed with the ISA on May 29, 2017 and with the SEC on May 30, 2017 (relating to Netflix and Partner collaborating in Israel).

•	Form 6-K filed with the ISA on June 11, 2017 and with the SEC on June 12, 2017 (relating to the announcement of a possible share offering in Israel).

•	Form 6-K filed with the ISA and with the SEC on June 15, 2017 (relating to shelf offering memorandum).

•	Form 6-K filed with the ISA on June 18, 2017 and with the SEC on June 19, 2017 (relating to issuance results in accordance with a shelf offering memorandum).

•	Form 6-K filed with the ISA on June 25, 2017 and with the SEC on June 26, 2017, 2017 (relating to early repayments of loans).

•	Form 6-K filed with the ISA and with the SEC on June 27, 2017 (relating to the launch of Partner TV services).

•	Form 6-K filed with the ISA on July 2, 2017 and with the SEC on July 3, 2017 (relating to the consideration of an issue of debentures in Israel).

•
Form 6-K filed with the ISA on July 4, 2017 and with the SEC on July 5, 2017  (relating to interest rate for the series D debentures for the period commencing on July 1, 2017 and ending on September 30, 2017).

•	Form 6-K filed with the ISA on July 16, 2017 (relating to consideration of an issue of debentures in Israel).

•	Form 6-K filed with the ISA and with the SEC on July 19, 2017 (relating to shelf offering memorandum).

•	Form 6-K filed with the ISA and with the SEC on July 20, 2017 (relating to issuance results in accordance with a shelf offering report).

•	Form 6-K filed with the ISA on July 30, 2017 and with the SEC on July 31, 2017 (relating to the affirmation of the Company’s ilA+/Stable credit rating).

•	Form 6-K filed with the ISA and with the SEC on August 9, 2017 (relating to the commencement of the commercial phase and acceleration of the Company's fiber optic network deployment).

•	Form 6-K filed with the ISA and with the SEC on August 16, 2017 (relating to the Company’s second quarter 2017 results).

•	Form 6-K filed with the ISA and with the SEC on September 13, 2017 (relating to deferred private debentures placement in Israel closing set to December 2018).

•	Form 6-K filed with the ISA and with the SEC on September 14, 2017 (relating to notice of Annual General Meeting of shareholders).

•
Form 6-K filed with the ISA on September 17, 2017 and with the SEC on September 18, 2017 (relating to uniform weighted discount rate for series F debentures and an 'ilA+' rating for a deferred private placement).

•	Form 6-K filed with the ISA and with the SEC on September 25, 2017 (relating to the departure of the Chief Financial Officer).

•	Form 6-K filed with the ISA and with the SEC on October 3, 2017 (relating to the interest rate for the series D notes for the period commencing on October 1, 2017 and ending on December 30, 2017).

•	Form 6-K filed with the ISA and with the SEC on October 24, 2017 (relating to the results of the Annual General Meeting of Shareholders).

•	Form 6-K filed with the ISA and with the SEC on October 25, 2017 (relating to the 30,000 households which have joined Partner TV service).

•	Form 6-K filed with the ISA and with the SEC on October 30, 2017 (relating to the receipt of a lawsuit and a motion for the recognition of this lawsuit as a class action).

•	Form 6-K filed with the ISA and with the SEC on November 20, 2017 (relating to negotiations with Cellcom regarding potential fiber infrastructure deployment and right of use agreement).

•	Form 6-K filed with the ISA and with the SEC on November 21, 2017 (relating to the Company’s third quarter 2017 results);

•	Form 6-K filed with the ISA and with the SEC on December 5, 2017 (relating to consideration of debt refinance);

As you read the above documents, you may find inconsistencies in information from one document to another.  If you find inconsistencies between the documents and This Shelf Offering Memorandum, you should rely on the statements made in the most recent document.

We will provide to each person, including any beneficial owner, to whom this Shelf Offering Memorandum is delivered, a copy of these filings, at no cost, upon written or oral request to us at: 8 Amal Street, Afek Industrial Park, Rosh Ha’ayin 48103, Israel, Attn.: Corporate Secretary, telephone number: 972-54-7814-888.  Copies of these filings may also be accessed on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il and our website at www.partner.co.il.  Except for such filings, information contained on such websites is not part of This Shelf Offering Memorandum.

16.8	Legal Matters

Certain legal matters with respect to the offering of the Debentures are being reviewed for us by Agmon & Co., Rosenberg, Hacohen & Co. of Tel Aviv, Israel and by Shearman & Sterling (London) LLP of London, United Kingdom.

17.	The legal opinion:

The Company received the following opinion:

December 10, 2017

Partner Communications Company Ltd.
8 Amal Street
Afek Industrial Park
Rosh Ha-Ayin

Dear Mr./Ms.,

Re: Partner Communications Company Ltd. (hereinafter: “the Company”) –
Shelf Offering Memorandum of December 10, 2017
(hereinafter: “the Shelf Offering Memorandum”)

With reference to the Company’s Shelf Prospectus dated June 3, 2015, the validity of which was extended until June 2, 2018, and to the Shelf Offering Memorandum that is being published by virtue thereof, we hereby give our opinion as follows:

1.	In our opinion, the rights attached to the securities being offered pursuant to the Shelf Offering Memorandum have been correctly described in the Shelf Offering Memorandum.

2.	In our opinion, the Company is authorized to issue the securities offered in the Shelf Offering Memorandum in the manner described in the Shelf Offering Memorandum.

3.	In our opinion, the Company’s directors have been duly appointed and their names are included in the Shelf Offering Memorandum.

We hereby agree to the inclusion of this opinion in the Shelf Offering Memorandum.

Sincerely,

    Iris Cibulski-Havilio, Adv.    Yaniv Cohen, Adv.

Agmon & Co. Rosenberg Hacohen & Co.

18.	Letter of consent of the Company’s independent auditor
December 10, 2017

The Board of Directors of Partner Communications Ltd.

Dear Mr./Ms.,

We hereby consent to the incorporation by reference in the Shelf Offering Memorandum (hereinafter – “the Offering Memorandum”) of Partner Communications Company Ltd. (hereinafter – “the Company”), of our report dated March 29, 2017, relating to the financial statements and the effectiveness of internal control over financial reporting of the Company for the year ended December 31, 2016, which was included in the Company's Annual Report on Form 20-F (such form was  filed with the Securities and Exchange Commission and with the Israeli Securities Authority on March 30, 2017), as well as the reference to our firm under the term "expert" as defined in Securities Act of 1933.

This letter has been given at the Company’s request, designated solely for being included in the Offering Memorandum to be submitted to the Israel Securities Authority and shall be published in December 2017. Furthermore, since the securities being offered within the Offering Memorandum were not and shall not be listed pursuant to the Securities Act of 1933, we did not submit this letter of consent under the Securities Act of 1933.

Sincerely,

Kesselman & Kesselman
Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, POB 50005, Tel-Aviv 6150001
Telephone: +972-3-7954555, fax: +972-3-7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

Signatures

The Company:
Partner Communications Company Ltd.

The Directors:
Adam Chesnoff

Alon Shalev

Michael Anghel

Barry Ben-Zeev

Fred Gluckman

Barak Pridor

Osnat Ronen

Yoav Rubinstein

Arieh Saban

Arie (Arik) Steinberg

Ori Yaron

Yehuda Saban

Tomer Bar Zeev

Appendices

Appendix A – consent to the attachment of the rating report

Appendix B – TASE approval

Appendix C – Lawyer’s confirmation

Appendix A

12 Abba Hillel Silver St. Ramat-Gan 52506 Israel +972 3 7539700 Tel +972 3 7539710 Fax

December 10, 2017

To

Partner Communications Co. Ltd.

Re: Bond Rating

I would like to inform you that on December 5, 2017, S&P Maalot assigned an `ilA+` rating to bonds to be issued to the public by Partner Communications Co. Ltd. (hereinafter, “the Company”), through the expansion of bond series F, of up to NIS 500 million (par value) (hereinafter, “the Rating”).

We would like to emphasize that the Rating for Series F bonds was assigned, inter alia, based on the draft shelf offering dated December 7, 2017 (hereinafter, "the Draft Shelf Offering") and on the basis of the issuance structure and purpose as you presented to us.

In any case in which the final shelf offering includes changes in the structure or purpose of the issuance, and/or any other changes from Draft Shelf Offering, or in case of any material change in any factor that could affect the Rating (hereinafter, “Changes and Additions”), S&P Maalot reserves the right to reexamine the issue modify the Rating. We therefore request that you notify us and submit to us the details of any Changes and Additions.

The Rating is valid for 60 days from the date of this letter, i.e. until February 8, 2018. The Company must avoid including the Rating in its shelf offering after this date without our prior written authorization.

Subject to the above, we consent that the rating report be included fully in the Company’s shelf offering or by reference.

Please note that in order to determine the Rating, S&P Maalot only reviews the Draft Shelf Offering, and does not review any other documents related to the issuance, including the documents described in the Draft Shelf Offering.

Sincerely,

S&P Global Ratings Maalot Ltd. ("S&P Maalot")

www.maalot.co.il

Appendix B
December 10, 2017 311791

Partner Communications Company Ltd.
POB 435
Rosh Ha’Ayin 481032

Dear Mr./Ms.,

Re: Approval to list securities for trading on the TASE pursuant to a shelf offering memorandum

1.
Further to our approval in principle dated 31.5.15, reference no. 246151, and our approval for the listing for trading dated 19.7.17 reference no. 301736, approval is hereby issued for the listing for trading of up to NIS 455,000,000 par value of Series F bonds (from the series being traded on the stock exchange) being issued to the public.

2.	The validity of this approval is contingent upon the Series F bonds being listed for trading within 60 days of 10.12.17.

3.
This approval is being issued based on the shelf prospectus dated 3.6.15, on the shelf offering memorandum dated 19.7.17, the draft shelf offering memorandum dated 4.12.17, correction sheets up until 10.12.17 and on the opinion of the law firm of Sherman & Sterling LLP dated 7.12.17, which you furnished to us. This approval is subject to the requisite approvals pursuant to any law, subject to the payment of the TASE listing fee and subject to the fulfillment of all of the other conditions specified in the TASE regulations.

4.
This approval of the TASE should not be deemed confirmation of the details presented in the shelf offering memorandum or of their reliability or completeness, nor should it be deemed as expressing any opinion about the company or about the quality of the securities being offered in the shelf offering memorandum or about the price at which they are being offered.

5.	Please:

a.	mark any changes between the draft shelf offering memorandum that you issued to us and the final shelf offering memorandum;

b.	submit for our approval any amendment that you make to the shelf offering memorandum;

c.	upon the allotment of the securities, please contact us for the purpose of listing them for trading on the TASE.

Sincerely, The Tel-Aviv Stock Exchange Ltd.

The Tel-Aviv Stock Exchange Ltd.
2 Ahuzat Bayit St., Tel-Aviv 6525218 • POB 28060, Tel-Aviv 6129001 • Tel: 076-8160411, fax: 03-5105379
www.tase.co.il

APPENDIX C- Lawyer’s Confirmation

Tel-Aviv December 10, 2017

ISRAEL SECURITIES AUTHORITY
via Magna

Dear Mr./Ms.,

Re: Partner Communications Company Ltd. (hereinafter: “the Company”) –
Shelf Offering Memorandum of December 10, 2017

I hereby certify that all permits required by law for the publication of the Company's shelf offering memorandum of December 10, 2017, have been received.

Sincerely, Yaniv Cohen, Adv.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ David (Dudu) Mizrahi
Name:	David (Dudu) Mizrahi
Title:	Chief Financial Officer

Dated: December 10, 2017